Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Coastal Contacts Inc.:

We consent to the use of our auditors’ report dated January 21, 2014 on the consolidated statements of financial position as at October 31, 2013 and October 31, 2012, and the related consolidated statements comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended which is included in this Annual Report on Form 40-F.

We also consent to the incorporation by reference of our report in the Registration Statement (No. 333-184653) on Form F-10, as amended, and Registration Statement No. 333-191763 on Form S-8.

/s/ KPMG LLP

Chartered Accountants

January 21, 2014

Vancouver, Canada